
02033931

1-31-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


RECEIVED
MAY - 2 2002
164

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

ATI TECHNOLOGIES INC.
(Translation of Registrant's Name into English)

33 Commerce Valley Drive East, Thornhill, Ontario, Canada L3T 7N6
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ________ Form 40-F X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No X

Index is located on Page 2

INDEX



ATI TECHNOLOGIES INC.

33 Commerce Valley Drive East
Markham, Ontario Canada
L3T 7N6

Telephone: (905) 882-2600
Facsimile: (905) 882-2620
www.ati.com

FOR IMMEDIATE RELEASE
Wednesday, January 9, 2002

ATI reports Q1 adjusted earnings of (US) $0.04 per share

Design wins drive momentum; margins improve

MARKHAM, Ontario – ATI Technologies Inc. (TSE: ATY, NASDAQ: ATYT), a world leader in the supply of graphics, video and multimedia solutions, today reported adjusted net income[1] of (US) $10.4 million or (US) $0.04 per share for the first quarter ended November 30, 2001 of its 2002 fiscal year.

Revenues increased 9.1 percent during the first quarter to (US) $250.0 million from (US) $229.1 million in the fourth quarter of fiscal 2001, and gross margin improved 2.4 percentage points to 32.0 percent. Total operating expenses of (US) $90.3 million increased 2.3 percent in the first quarter compared with the previous quarter. Operating expenses, excluding intangibles, were (US) $69.1 million, 3.0 percent higher than the previous quarter. The unadjusted net loss in the first quarter of fiscal 2002 was (US) $10.3 million or (US) $0.04 per share, compared to an unadjusted net loss of (US) $11.6 million, or (US) $0.05 per share, for the previous quarter.

"Our revenue growth is being driven by our design win successes as we continue to deliver on the most aggressive schedule of new product and technology introductions in ATI's history," said David Orton, President & Chief Operating Officer, ATI Technologies Inc. "Our earnings reflect the positive momentum in our PC business across all fronts: our Original Equipment Manufacturer wins are now in volume shipment, our Add-In-Board partners are shipping our full range of products into all geographies, and our workstation business continues to strengthen. We also benefited from the very successful launch of the Nintendo GAMECUBE™. Our recent announcement of the IMAGEON™ 100 for the burgeoning PDA and "smartphone" market shows that ATI is not slowing its pace of product and technology introductions in 2002. Our goal is to follow-up our GAMECUBE™ success with market leading initiatives in the consumer area."

[1]Adjusted net income excludes amortization of intangible assets related to the Company's acquisitions, and the deferred tax recovery of future tax liability pertaining to intangible assets acquired. Please see Note 2 to the financial statements. ATI's financial results are reported under Canadian GAAP. A reconciliation to U.S. GAAP may be found in Note 4 to the financials statements.

ATI's financial position continued to strengthen. Cash generated from operations during the first quarter was (US) $10.1 million. The Company's cash position increased slightly over the fourth quarter to (US) $221.5 million at November 30, 2001. Inventories declined a further (US) $7.4 million during the quarter to (US) $91.5 million at November 30, 2001.

"ATI is building momentum through a continuing program of product and technology introductions. Our new generation of RADEON™ products has been very well received and the steps we have taken to expand into new consumer markets are beginning to pay off," said K.Y. Ho, Chairman & Chief Executive Officer, ATI Technologies Inc.

Outlook

ATI expects continued performance improvements in the second quarter of fiscal 2002, primarily from growing customer acceptance of its products, including its RADEON™ 8500, RADEON™ 7500 and MOBILITY™ RADEON™ 7500 graphics processors.

Revenues are expected to increase slightly in the second quarter as momentum grows from design wins with PC manufacturers. In addition, earnings should improve from ATI's business strategy to achieve marketshare gains in the worldwide system integrator channel and from royalties from Nintendo's new GAMECUBE™ game console. Excluding amortization, operating expense and gross margin percents to revenue should be about the same, or slightly better than, the first quarter. Momentum in revenue and earnings is expected to continue for the balance of the fiscal year.

Operational Highlights

During the first quarter, ATI secured a number of important new desktop and notebook design wins, continuing the momentum that it began to build in fiscal 2001.

Desktop design wins for IBM Net Vista, Dell Optiplex and Dimension, and Hewlett Packard Vectra, establish a much stronger presence for the Company in the commercial PC market, which accounts for 60% to 70% of all industry desktop sales.

ATI's flagship desktop product the RADEON™ 8500 scored its first two design wins in the quarter. RADEON™ 8500 technology is being used in both the Gateway 700 series of desktop computers, as well as Evans & Sutherland's high-end PC-IG visualization products.

In the notebook market, ATI secured five MOBILITY™ RADEON™ wins during the quarter in addition to the 10 wins already announced. In the three months to November 30, 2001 MOBILITY™ RADEON™ was selected for the Fujitsu LifeBook E Series; Compaq Presario 2700; IBM Thinkpad X22; IBM Thinkpad A series; and the Apple Titanium PowerBook G4. ATI also had a win for its top-of-the-line MOBILITY™ RADEON™ 7500 with the Dell Inspiron 8100.

ATI continued its rapid pace of product development during the quarter with the introduction of two new desktop workstation products, the RADEON™ 8500LE, a speed reduced version of the RADEON™ 8500, and the Xilleon™ 220, ATI's system-on-chip for the digital set-top box and digital TV markets.

The workstation products – the Fire GL™ 8700 for desktop and the Fire GL™ 7800 for the mobility market – are offerings ideally suited to the digital content creator, 3D animation and MCAD workstation customer.

ATI products were recognized with a number of important awards during the quarter including the *Maximum PC* "Kick Ass" Award for the RADEON™ 8500, which scored a perfect 10 out of 10 in the magazine's evaluation. The critically-acclaimed RADEON™ 8500 also received the coveted Peak Performer™ Award in the Best New Hardware category at the most recent System Builder Summit™ in San Diego, California. The RADEON 8500 graphics board was selected by individual system builders from more than 90 hardware vendors' products world-wide.

Nintendo's introduction of GAMECUBE™ in Japan on September 14 and in North America on November 18 was a tremendous success, with total North American sales for GAMECUBE™ reaching 1.1 million units within four weeks of launch. Industry analyst Cahners In-Stat expected that almost 2.5 million GAMECUBEs would be shipped worldwide by the end of 2001.

Management's Discussion and Analysis of Interim Financial Results

Revenue

ATI revenues for the first quarter increased 9.1 percent to (US) $250.0 million from (US) $229.1 million in the fourth quarter of fiscal 2001, but were 26.9 percent lower than the first quarter a year earlier. First quarter 2002 revenues increased over the fourth quarter of fiscal 2001 due to stronger sales into the PC market and royalty revenue from sales of Nintendo's GAMECUBE™ game console, which features graphics technology powered by ATI.

The decline compared to the first quarter of fiscal 2001 was primarily the result of a worldwide slowdown in PC sales, the shift to integrated graphics solutions as well as the affect of ATI's system integrator strategy. As part of this strategy, the Company is delivering chips rather than boards into the system integrator channel, which reduces top-line revenue but improves gross margins.

Gross Margin

Gross margin for the first quarter improved to 32.0 percent of revenues compared to 29.6 percent of revenues in the fourth quarter and 24.3 percent in the first quarter a year earlier. The improvement is a result of better margins across the desktop product line due to shipment of new products. During the first quarter of fiscal 2002, ATI also benefited from royalties on sales of Nintendo's new GAMECUBE™ game console, which has received strong consumer acceptance.

Operating Expense

Total operating expenses, excluding amortization of intangibles, were (US) $69.1 million or 3.0 percent higher than the fourth quarter, and 1.9 percent higher than the same quarter a year earlier. The increase in the first quarter was primarily higher advertising expense associated with the launch of the new products that began shipping in September, volume related sales expense, and engineering support costs. Year over year, there have been additional operating expenses resulting from the acquisition of FIRE GL.

Total operating expenses rose 2.3 percent to (US) $90.3 million in the first quarter, but declined 11.4 percent from the same period a year earlier. The amortization of intangible assets remained steady between the first and fourth quarters but declined by 37.9 percent from the first quarter of fiscal 2001 as the Company completed its amortization of purchased in process R&D resulting from the acquisition of ArtX.

Net Income

In the first quarter of fiscal 2002, ATI's unadjusted net loss was (US) $10.3 million or (US) $0.04 per share compared to an unadjusted net loss of (US) $11.6 million or (US) $0.05 per share in the fourth quarter and an unadjusted net loss of (US) $16.2 million or (US) $0.07 per share for the first quarter a year ago. The year over year improvement in unadjusted earnings is primarily the result of declines in amortization of intangible assets and increases in gross margins.

Adjusted net income for the first quarter was (US) $10.4 million or (US) $0.04 per share on a fully diluted basis, compared to adjusted net income of (US) $2.2 million or (US) $0.01 per share for the fourth quarter, and adjusted net income of (US) $11.8 million, or (US) $0.05 in the first quarter of fiscal 2001.

Income from royalties on sales of Nintendo's GAMECUBE™ game console, increased sales to the PC markets, and higher gross margins account for the increase in adjusted net earnings in the first quarter compared to the fourth quarter of fiscal 2001. Compared to the first quarter of fiscal 2001, adjusted net earnings were affected primarily by the lower revenue offset by higher gross margins.

Liquidity and Financial Resources

ATI's cash flow from operations was (US) $10.1 million in the first quarter compared to (US) $70.3 million in the fourth quarter, and cash flow of (US) $7.7 million in the first quarter a year ago. Fourth quarter 2001 cash flow benefited from a (US) $41.1 million reduction in inventories. In the first quarter of fiscal 2002 inventories continued to decline, by (US) $7.4 million to (US) $91.5 million at November 30, 2001, compared to (US) $99.0 million at fiscal 2001 year-end and (US) $257.3 million at November 30, 2000.

ATI's financial position continued to strengthen in the first quarter. At November 30, 2001, ATI had working capital of (US) $332.6 million, compared to (US) $323.6 million at year-end, fiscal 2001. The Company's cash position was (US) $221.5 million as of November 30, 2001, compared to (US) $216.5 million at year-end 2001. The increases were largely due to cash flows resulting from continued inventory reductions and positive earnings.

Intangible assets declined to (US) $266.7 million at November 30, 2001, from (US) $367.1 million a year earlier due to the large amounts amortized during the year.

Forward-looking Statement

Certain statements in this press release, including Management's Discussion and Analysis of Interim Financial Results, constitute "forward-looking statements." When used in this press release, words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties that are outlined in this press release and in the Company's 2001 annual report. For example, the markets for the Company's products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, emerging competitors and significant price competition. In the event that the Company is unsuccessful in identifying, developing, manufacturing or marketing new products or enhancing its existing products or maintaining is historical prices or margins, its operating results will be adversely affected. These risks and uncertainties could cause or contribute to actual results that are materially different from those projected. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with securities regulatory authorities. ATI disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Conference Call Information

ATI will host a conference call today to discuss the first quarter results at 10:00 a.m. EST. To participate in the call, please dial (416) 405-9328 ten minutes before the scheduled start of the call. A live webcast of the conference call will be available at:
http://www.ati.com/na/pages/corporate/investor_relations/investor_index.html
under the Financial Information section or at http://www.enewsservices.com/en/webcast/index.html.

Annual Meeting Information

ATI is hosting its annual meeting of shareholders tomorrow, January 10, 2002. At the meeting, senior management will discuss its accomplishments and financial results of its fiscal year 2001, as well as discuss its growth opportunities in fiscal 2002 and beyond.

Toronto Hilton Hotel
145 Richmond Street West
Toronto, Ontario
(the corner of Richmond & University)

Thursday January 10, 2002

ATI reports Q1 adjusted earnings of (US) $0.04

2:00 p.m.

Company Background

Founded in 1985, ATI Technologies Inc. is a world leader in the supply of graphics, video and multimedia solutions for the personal computer and Mac platforms. The pioneer, innovator and market leader in the graphics industry, ATI provides cutting-edge technologies for the PC, workstation, set-top box, game console and other consumer appliances markets. The Company has more than 1,900 full-time employees supporting customers from its headquarters in Markham, Ontario, Canada, as well as from offices in Barbados, France, Germany, Hong Kong, Ireland, Japan, Malaysia, the United Kingdom and the United States. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

For media or industry analyst support, please visit our Web site at http://www.ati.com or contact:

Brian Chadderton, Acting Director, Public Relations, ATI Technologies Inc., at (905) 882-2600, Ext. 8350 or bchadder@ati.com
Anne Ferguson, Manager, Consumer Technology Practise, BenchMark Porter Novelli, at (416) 422-7154 or aferguson@bmporternovelli.com

For investor relations support, please contact:
Janet Craig, Director, Investor Relations, ATI Technologies Inc., at (905) 882-2600, Ext. 2631 or jcraig@ati.com

ATI TECHNOLOGIES INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands of US dollars, except per share amounts)

	Three months ended November 30 2001		November 30 2000	
	(unaudited)			
Revenues	$ 250,038	*100.0%*	$ 342,187	*100.0%*
Cost of goods sold	169,960	*68.0%*	258,999	*75.7%*
	80,078	*32.0%*	83,188	*24.3%*
Expenses				
Selling and marketing	20,289	*8.1%*	21,908	*6.4%*
Research and development	40,070	*16.0%*	37,277	*10.9%*
Administrative	8,781	*3.5%*	8,643	*2.5%*
Amortization of intangible assets	21,190	*8.5%*	34,132	*10.0%*
	90,330	*36.1%*	101,960	*29.8%*
Loss from operations	(10,252)	*(4.1%)*	(18,772)	*(5.5%)*
Interest and other income	1,729	*0.7%*	(408)	*(0.1%)*
Interest expense	(2)	-	(610)	*(0.2%)*
Loss before income taxes	(8,525)	*(3.4%)*	(19,790)	*(5.8%)*
Income taxes	1,794	*0.7%*	(3,618)	*(1.1%)*
Net loss	$ (10,319)	*(4.1%)*	$ (16,172)	*(4.7%)*
Net loss per share (note 1)				
Basic	$ (0.04)		$ (0.07)	
Fully diluted	$ (0.04)		$ (0.07)	
Weighted average number of shares (000's)				
Basic	232,496		229,748	
Fully diluted – net loss	232,496		229,748	
Fully diluted – adjusted net income	244,916		240,223	
Outstanding number of shares at the end of the quarter (000's)	232,787		230,110	

See accompanying notes to interim consolidated financial statements

ADJUSTED NET INCOME AND ADJUSTED NET INCOME PER SHARE

(Thousands of US dollars, except per share amounts)

	2001	2000
Adjusted net income (note 2)	$ 10,385	$ 11,760
Adjusted net income per share (note 1 & 2)		
Basic	$ 0.04	$ 0.05
Fully diluted	$ 0.04	$ 0.05

ATI TECHNOLOGIES INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(Thousands of US dollars)

	November 30 2001	August 31 2001
	(unaudited)	
Assets		
Current Assets		
Cash and cash equivalents	$ 196,921	$ 171,455
Short-term investments	24,601	45,000
Accounts receivable	178,317	134,852
Inventories	91,547	98,970
Prepayments and sundry receivables	20,503	20,704
Future income tax assets	4,800	4,658
Total current assets	$ 516,689	$ 475,639
Capital assets	70,928	71,487
Intangible assets	266,746	285,869
Long-term investments	11,008	11,008
Future income tax assets – long term	4,877	4,887
Total Assets	$ 870,248	$ 848,890
Liabilities and Shareholders' Equity		
Current liabilities		
Bank indebtedness	$ 9,245	$ 8,749
Accounts payable	106,581	79,719
Accrued liabilities	54,362	48,965
Deferred revenue	229	354
Income taxes payable	8,477	9,573
Future income tax liabilities	5,244	4,719
Total current liabilities	184,138	152,079
Future income tax liabilities – long term	13,488	15,176
Shareholders' Equity		
Share capital	550,753	551,217
Contributed surplus	3,803	2,033
Retained earnings	109,792	120,111
Currency translation adjustment	8,274	8,274
Total shareholders' equity	672,622	681,635
Total Liabilities and Shareholders' Equity	$ 870,248	$ 848,890

See accompanying notes to interim consolidated financial statements

ATI TECHNOLOGIES INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of US dollars)

	Three months ended	
	November 30 2001	**November 30 2000**
	(unaudited)	
Cash provided by (used in):		
Operating activities:		
Net loss	$ (10,319)	$ (16,172)
Add items not affecting working capital:		
Future income taxes	(1,295)	(7,100)
Depreciation	5,297	5,252
Amortization of intangible assets	21,190	36,354
Foreign exchange loss	24	331
Net changes in non-cash working capital balances relating to operations:		
Accounts receivable	(43,465)	(18,237)
Inventories	7,423	(18,098)
Prepayments and sundry receivables	201	4,208
Accounts payable	26,862	14,387
Accrued liabilities	5,397	(145)
Deferred revenue	(125)	(1,363)
Income taxes payable	(1,096)	8,281
	10,094	7,698
Financing activities:		
Increase in bank indebtedness	496	-
Issuance (cancellation) of common shares	1,306	(789)
	1,802	(789)
Investing activities:		
Purchase of short-term investments	(4,601)	-
Maturity of short-term investments	25,000	4,403
Net additions to capital assets	(4,738)	(9,465)
Acquisitions, net of cash acquired	(2,067)	-
	13,594	(5,062)
Foreign exchange loss on cash held in foreign currency	(24)	(331)
Increase in cash	25,466	1,516
Cash and cash equivalents - beginning of period	171,455	74,835
Cash and cash equivalents - end of period	$ 196,921	$ 76,351
Short-term investments	24,601	-
Cash position - end of period	$ 221,522	$ 76,351

Cash position is defined as cash and cash equivalents and short-term investments. See accompanying notes to interim consolidated financial statements.

ATI TECHNOLOGIES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2001

The principal business activities of ATI Technologies Inc. (the "Company") are the design, manufacture and sale of graphics and multimedia products for personal computers and consumer electronics devices. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and Asia-Pacific.

1. SIGNIFICANT ACCOUNTING POLICIES:

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. These interim financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended August 31, 2001.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements with the exception of the Company's adoption of the new accounting standard for earnings per share with effect from September 1, 2001, as required by the revised Handbook Section 3500 of the Canadian Institute of Chartered Accountants.

Under this new standard, basic earnings per share is computed by dividing the net income or loss before discontinued operations and extraordinary items by the weighted average number of shares outstanding during the reporting periods. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by the treasury stock method, assuming that the outstanding stock options are exercised and the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting periods.

The basic and diluted earnings per share for the comparable interim period of the immediately preceding fiscal year have been adjusted accordingly to reflect the adoption of this new standard for earnings per share.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

The following table presents a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations:

(Thousands of US dollars, except per share amounts)	Three months ended November 30 2001	Three months ended November 30 2000
	(unaudited)	
Net loss	$ (10,319)	$ (16,172)
Adjusted net income (note 2)	$ 10,385	$ 11,760
Average number of common shares outstanding:		
Basic	232,496	229,748
Effect of stock options	-	-
Fully diluted – net loss	232,496	229,748
Effect of stock options	12,420	10,475
Fully diluted – adjusted net income	244,916	240,223
Earnings per share:		
Basic	$ (0.04)	$ (0.07)
Fully diluted – net loss	$ (0.04)	$ (0.07)
Fully diluted – adjusted net income	$ 0.04	$ 0.05

Share options to purchase 4,580,560 common shares at the prices ranging from CAD $14.00 to CAD $23.37 per share were outstanding in the first quarter of the fiscal year (2000 – 6,203,660 common shares at CAD $13.37 to CAD $23.37 per share) but were not included in the computation of diluted earnings per share because the exercise prices of the stock options were greater than the average market price of the common shares for the reporting period.

2. ADJUSTED NET INCOME AND ADJUSTED NET INCOME PER SHARE

The table below presents adjusted net income and adjusted net income per share, which excludes amortization of intangible assets related to the Company's acquisitions, and the deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to the Company's acquisitions.

	Three months ended	
	November 30	
(Thousands of US dollars, except per share amounts)	**2001**	**2000**
	(unaudited)	
Net loss	$ (10,319)	$ (16,172)
Amortization of intangible assets	21,190	34,132
Deferred tax recovery of future tax liability on intangible assets	(486)	(6,200)
Adjusted net income	$ 10,385	$ 11,760
Adjusted net income per share		
Basic	$ 0.04	$ 0.05
Fully diluted	$ 0.04	$ 0.05
Weighted average number of shares (000's):		
Basic	232,496	229,748
Fully diluted – adjusted net income (note 1)	244,916	240,223

3. SEGMENTED INFORMATION

The Company operates in one operating segment, that being the design, manufacture and sale of graphics and multimedia products for personal computers and consumer electronics devices.

The following tables provide revenues by geographic area and by product, as well as capital and intangible assets by geographic area:

	Three months ended November 30	
(Thousands of US dollars)	**2001**	**2000**
	(unaudited)	
Revenues:		
Canada	$ 4,695	$ 9,150
United States	74,119	110,462
Europe	41,192	89,581
Asia-Pacific	130,032	132,994
Consolidated revenues	$ 250,038	$ 342,187
Product revenues:		
Components	$ 123,312	$ 137,180
Boards	119,593	201,517
Other	7,133	3,490
Consolidated revenues	$ 250,038	$ 342,187
Capital and intangible assets:		
Canada	$ 53,967	$ 46,581
United States	277,986	379,923
Europe	4,950	5,286
Asia-Pacific	771	841
Consolidated capital and intangible assets	$ 337,674	$ 432,631

4. U.S. GAAP

The following table reconciles the net income as reported on the consolidated statements of operations prepared in accordance with Canadian GAAP to the consolidated net income that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

	Three months ended November 30	
(Thousands of US dollars, except per share amounts)	**2001**	**2000**
	(unaudited)	
Net loss in accordance with Canadian GAAP	$ (10,319)	$ (16,172)
Tax effect of stock options exercised	(73)	-
Amortization of purchased in-process research and development	-	12,703
Amortization difference between Canadian and U.S. GAAP	602	1,881
Net loss in accordance with U.S. GAAP	$ (9,790)	$ (1,588)
Net loss per share		
Basic	$ (0.04)	$ (0.01)
Diluted	$ (0.04)	$ (0.01)
Weighted average number of shares (000's):		
Basic	232,496	229,748
Diluted	232,496	229,748

First Quarter Release Conference Call

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: May 1, 2002

By: 

Name: Terry Nickerson
Title: Vice-President, Finance and Administration and Chief Financial Officer